

File No. 83-1
Regulation IA
Rule 3

May 3, 2011


SEC MAIL PROCESSING
RECEIVED
MAY 03 2011
WASH, D.C.
200
SECTION

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated May 3, 2011 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated as of May 3, 2011.

Sincerely yours,

John S. Scott
Chief Counsel

Enclosures


11007437


SEC MAIL PROCESSING
RECEIVED
MAY 03 2011
WASH, D.C.
200
SECTION

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 381, Tranche No. 04

INR750,000,000 4.75 percent Notes due January 10, 2014, as from May 5, 2011 to be consolidated and form a single series with each of the Bank's INR6,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 10, 2011 (Series No. 381, Tranche No. 01), the Bank's INR3,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 14, 2011 (Series No. 381, Tranche No. 02), and the Bank's INR1,250,000,000 4.75 percent Notes due January 10, 2014 issued on April 7, 2011 (Series No. 381, Tranche No. 03)

Filed pursuant to Rule 3 of Regulation IA

Dated: May 3, 2011

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of INR750,000,000 4.75 percent Notes due January 10, 2014, Series No. 381, Tranche No. 04 (the "Notes"), as from May 5, 2011 to be consolidated and form a single series with each of the Bank's INR6,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 10, 2011 (Series No. 381, Tranche No. 01), the Bank's INR3,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 14, 2011 (Series No. 381, Tranche No. 02) and the Bank's INR1,250,000,000 4.75 percent Notes due January 10, 2014 issued on April 7, 2011 (Series No. 381, Tranche No. 03,)under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated May 3, 2011 (the "Terms Agreement") and the Pricing Supplement dated as of May 3, 2011 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	98.8550%	1.3750%	97.4800%
Total:	INR741,412,500.00 (USD16,713,536.97)	INR10,312,500.00 (USD232,472.95)	INR731,100,000.00 (USD16,481,064.02)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from January 10, 2011 which is expected to be INR11,224,315.07 as of May 5, 2011.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 10, 2011

(B) Pricing Supplement

(C) Terms Agreement



Exhibit A

March 10, 2011

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-10/11, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the

Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 381

Tranche: 4

INR 750,000,000 4.75 percent Notes due January 10, 2014 (the "Notes") as from May 5, 2011 to be consolidated and form a single series with the Bank's INR 6,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 10, 2011 (the "Series 381 Tranche 1 Notes"), with the Bank's INR 3,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 14, 2011 (the "Series 381 Tranche 2 Notes") and with the Bank's INR 1,250,000,000 4.75 percent Notes due January 10, 2014 issued on April 7, 2011 (the "Series 381 Tranche 3 Notes")

payable in United States Dollars

Issue Price: 98.855 percent plus 115 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities

The date of this Pricing Supplement is as of May 3, 2011

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 27, 2010 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	(a) Series No.:	381
	(b) Tranche No.:	4
2.	Aggregate Principal Amount:	INR 750,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 381 Tranche 1 Notes, the Series 381 Tranche 2 Notes and the Series 381 Tranche 3 Notes.
3.	Issue Price:	INR 752,636,815.07, which is 98.855 percent of the Aggregate Principal Amount plus the amount of INR 11,224,315.07 of 115 days' accrued interest, inclusive. The Issue Price will be payable in United States Dollars ("U.S.$" or "USD") in the amount of USD 16,966,564.81 at the agreed INR Rate of INR 44.360 per one USD.
4.	Issue Date:	May 5, 2011
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.

6.	Authorized Denomination(s) (Condition 1(b)):	INR 50,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of India ("Indian Rupee" or "INR"), provided that all payments in respect of the Notes will be made in USD.
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	January 10, 2014; provided that if the Rate Fixing Date (as defined below) for the scheduled Maturity Date is postponed due to an Unscheduled Holiday (as defined below), then the Maturity Date shall be five Relevant Business Days after the later of (i) the applicable Rate Fixing Date and (ii) the date on which the INR Rate in respect of such Rate Fixing Date is obtained.
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	January 10, 2011
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	4.75 percent per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each January 10 (for the avoidance of doubt, as adjusted pursuant to the Business Day Convention specified

above), commencing on January 10, 2012 and ending on, and including, the Maturity Date.

(d) Interest Period:

Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date; *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date.

For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.

(e) Fixed Rate Day Count Fraction(s):

Actual/Actual (ICMA)

(f) Calculation of Interest Amount:

As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the INR Rate and calculate the Interest Amount with respect to each minimum Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows:

INR 2,375 per minimum Authorized Denomination
divided by
the INR Rate

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

The "INR Rate" means the rate determined by the Calculation Agent that is equal to the USD/INR spot rate at 1:00 p.m. Mumbai

time, expressed as the amount of INR per one USD, for settlement in two Mumbai Business Days, reported on Reuters page RBIB (or such other page or service as may replace any such page for the purposes of displaying the USD/INR reference rate) at or around 1:30 p.m. Mumbai time on the Rate Fixing Date (such date, subject to adjustment as described below).

The "Rate Fixing Date" means the date that is five Mumbai Business Days prior to the applicable Interest Payment Date or Maturity Date. If the scheduled date of the Rate Fixing Date (the "Scheduled Rate Fixing Date") is not a Mumbai Business Day, the Rate Fixing Date will be the first preceding day prior to the Scheduled Rate Fixing Date that is a Mumbai Business Day; *provided* that if the Scheduled Rate Fixing Date is an Unscheduled Holiday, then the Rate Fixing Date will be the first following day that is a Mumbai Business Day. Notwithstanding the preceding sentence, if the Rate Fixing Date has not occurred on or before the fourteenth consecutive day after the Scheduled Rate Fixing Date, then the Rate Fixing Date will be the next day that would have been a Mumbai Business Day but for the Unscheduled Holiday.

"Unscheduled Holiday" means a day that is not a Mumbai Business Day and that the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m., Mumbai time, two Mumbai Business Days prior to the Scheduled Rate Fixing Date.

"Mumbai Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Mumbai.

Fallback Provisions:

Should no USD/INR reference rate appear on Reuters page RBIB (or on such replacement page as described above) on the Rate Fixing Date, then the USD/INR reference rate for such Rate Fixing Date shall be determined by the Calculation Agent by requesting quotations for the mid USD/INR spot foreign exchange rate at or about 1:00 p.m. Mumbai time on the first Mumbai Business Day following the Rate Fixing Date from five banks active in the USD/INR currency and foreign exchange markets (such banks, the "Reference Banks") as selected by the Calculation Agent.

If five or four quotations are provided as requested, the USD/INR reference rate will be the arithmetic mean (rounded to the nearest .01 INR, 0.005 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the USD/INR reference rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Banks active in the USD/INR currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the

	USD/INR reference rate acting in good faith in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the USD/INR reference rate is to be so determined.
(g) Calculation Agent:	See "8. Identity of Calculation Agent" under "Other Relevant Terms"
(h) Notification:	If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the USD/INR reference rate that appears on Reuters page RBIB (or on such replacement page as described above), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (Notices).
14. Relevant Financial Center:	Mumbai, London and New York
15. Relevant Business Day:	Mumbai, London and New York
16. Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to each Authorized Denomination will be a USD amount calculated by the Calculation Agent with respect to the Maturity Date as follows: Authorized Denomination *divided by* the INR Rate (and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards). Payment of the Redemption Amount will occur on the scheduled Maturity Date or, if later in the event of any such adjustment

described above, on the date that is five Relevant Business Days after the Rate Fixing Date upon which the INR Rate is actually obtained, with no accrued interest payable in respect of any postponement described above.

17. Issuer's Optional Redemption (Condition 6(e)): No

18. Redemption at the Option of the Noteholders (Condition 6(f)): No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9): In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to each Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided*, that for purposes of such determination, the "Rate Fixing Date" shall be the date that is five Mumbai Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (Default).

20. Governing Law: New York

21. Selling Restrictions:

    (a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

    (b) United Kingdom: The Dealer agrees that it has complied and will comply with all applicable provisions of

the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(c) India: The distribution of this Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession this Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. This Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in India (resident or otherwise) or any person regulated in India (such as foreign institutional investors registered with the Securities and Exchange Board of India) as defined under applicable regulations in India, are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such Notes.

(d) General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing: Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream
3.	Syndicated:	No
4.	Commissions and Concessions:	1.375% of the Aggregate Principal Amount
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	057395729
	(b) ISIN:	XS0573957296
7.	Identity of Dealer:	The Toronto-Dominion Bank
8.	Identity of Calculation Agent:	The Toronto-Dominion Bank, Toronto In relation to the Rate Fixing Date, as soon as is reasonably practicable after the determination of the INR Rate in relation thereto, on the date on which the relevant INR Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the INR Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provision for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. Noteholders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

4. Additional Investment Considerations:

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

The Bank will hedge its obligations under the Notes by entering into a swap transaction with an affiliate of the Dealer as swap counterparty. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Dealer or another purchaser might be willing to purchase Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original issue price of the Notes. This is due to a number of factors, including that (i) the potential profit to the secondary market purchaser of the Notes may be incorporated into any offered price and (ii) the cost of funding used to value the Notes in the secondary market is expected to be higher than our actual cost of funding incurred in connection with the issuance of the Notes. In addition, the original issue price of the Notes included, and secondary market prices are likely to exclude, the projected profit that our swap counterparty or its affiliates may realize in connection with this swap. Further, as a result of dealer discounts, mark-ups or other transaction costs, any of which may be significant, the original issue price may differ from values determined by pricing models used by our swap counterparty or other potential purchasers of the Notes in secondary market transactions.

Payment of each Interest Amount and the Redemption Amount will be based on the INR Rate, which is a measure of the rate of exchange between the Indian Rupee and the USD. Currency

exchange rates are volatile and will affect the holder's return. In addition, the government of India can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in India or elsewhere could lead to significant and sudden changes in the exchange rate between the Indian Rupee and the USD.

The Indian Rupee is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the INR Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the INR-USD exchange rate would yield.

INTER-AMERICAN DEVELOPMENT BANK



By: ____________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 381 TRANCHE 4 UNDER THE PROGRAM

May 3, 2011

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's INR 750,000,000 4.75 percent Notes due January 10, 2014 (the "Notes"), as from May 5, 2011 to be consolidated and form a single series with the Bank's INR 6,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 10, 2011 (Tranche 1), the Bank's INR 3,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 14, 2011 (Tranche 2) and the Bank's INR 1,250,000,000 4.75 percent Notes due January 10, 2014 issued on April 7, 2011 (Tranche 3)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on May 5, 2011 (the "Settlement Date"), at an aggregate purchase price of INR 742,324,315.07 (USD 16,734,091.86 at the agreed rate of 44.360 INR per one USD), payable in United States Dollars, and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to

in Section 6(b) of the Standard Provisions, except for the document referred to in sub-paragraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 98.855 percent of the INR 750,000,000.00 principal amount ((INR 741,412,500.00), plus 115 days' accrued interest (INR 11,224,315.07) less a combined management and underwriting fee and selling concession of 1.375 percent of the principal amount (INR 10,312,500.00). For the avoidance of doubt, the Dealer's purchase price after the above adjustment is INR 742,324,315.07 (USD 16,734,091.86 at the agreed rate of 44.360 INR per one USD), and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions, except for the document referred to in sub-paragraph (iii) of

Section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street,
London EC2R 8AP
United Kingdom
Attention: Syndicate & Origination Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are

exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: The distribution of the Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession the Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. The Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in India (resident or otherwise) or any person regulated in India (such as foreign institutional investors registered with the Securities and Exchange Board of India) as defined under applicable regulations in India, are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such notes.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK

By: ______________________

Name:

Title:


Alf Costanzo
Managing Director, Origination & Syndication
The Toronto-Dominion Bank

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________

Name: Edward Bartholomew

Title: Chief Financial Officer and General Manager, Finance Department

DC_LAN01:258181.6


SEC MAIL
RECEIVED
PROCESSING
MAY 0 3 2011
WASH, D.C.
200
SECTION

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 381, Tranche No. 04

INR750,000,000 4.75 percent Notes due January 10, 2014, as from May 5, 2011 to be consolidated and form a single series with each of the Bank's INR6,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 10, 2011 (Series No. 381, Tranche No. 01), the Bank's INR3,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 14, 2011 (Series No. 381, Tranche No. 02), and the Bank's INR1,250,000,000 4.75 percent Notes due January 10, 2014 issued on April 7, 2011 (Series No. 381, Tranche No. 03)

Filed pursuant to Rule 3 of Regulation IA

Dated: May 3, 2011

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of INR750,000,000 4.75 percent Notes due January 10, 2014, Series No. 381, Tranche No. 04 (the "Notes"), as from May 5, 2011 to be consolidated and form a single series with each of the Bank's INR6,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 10, 2011 (Series No. 381, Tranche No. 01), the Bank's INR3,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 14, 2011 (Series No. 381, Tranche No. 02) and the Bank's INR1,250,000,000 4.75 percent Notes due January 10, 2014 issued on April 7, 2011 (Series No. 381, Tranche No. 03,)under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated May 3, 2011 (the "Terms Agreement") and the Pricing Supplement dated as of May 3, 2011 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	98.8550%	1.3750%	97.4800%
Total:	INR741,412,500.00 (USD16,713,536.97)	INR10,312,500.00 (USD232,472.95)	INR731,100,000.00 (USD16,481,064.02)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from January 10, 2011 which is expected to be INR11,224,315.07 as of May 5, 2011.

Item 7. Exhibits

- (A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 10, 2011
- (B) Pricing Supplement
- (C) Terms Agreement



Exhibit A

March 10, 2011

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-10/11, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the

Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 381

Tranche: 4

INR 750,000,000 4.75 percent Notes due January 10, 2014 (the "Notes") as from May 5, 2011 to be consolidated and form a single series with the Bank's INR 6,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 10, 2011 (the "Series 381 Tranche 1 Notes"), with the Bank's INR 3,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 14, 2011 (the "Series 381 Tranche 2 Notes") and with the Bank's INR 1,250,000,000 4.75 percent Notes due January 10, 2014 issued on April 7, 2011 (the "Series 381 Tranche 3 Notes")

payable in United States Dollars

Issue Price: 98.855 percent plus 115 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities

The date of this Pricing Supplement is as of May 3, 2011

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 27, 2010 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	(a) Series No.:	381
	(b) Tranche No.:	4
2.	Aggregate Principal Amount:	INR 750,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 381 Tranche 1 Notes, the Series 381 Tranche 2 Notes and the Series 381 Tranche 3 Notes.
3.	Issue Price:	INR 752,636,815.07, which is 98.855 percent of the Aggregate Principal Amount plus the amount of INR 11,224,315.07 of 115 days' accrued interest, inclusive. The Issue Price will be payable in United States Dollars ("U.S.$" or "USD") in the amount of USD 16,966,564.81 at the agreed INR Rate of INR 44.360 per one USD.
4.	Issue Date:	May 5, 2011
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.

6.	Authorized Denomination(s) (Condition 1(b)):	INR 50,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of India ("Indian Rupee" or "INR"), provided that all payments in respect of the Notes will be made in USD.
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	January 10, 2014; provided that if the Rate Fixing Date (as defined below) for the scheduled Maturity Date is postponed due to an Unscheduled Holiday (as defined below), then the Maturity Date shall be five Relevant Business Days after the later of (i) the applicable Rate Fixing Date and (ii) the date on which the INR Rate in respect of such Rate Fixing Date is obtained.
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	January 10, 2011
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	4.75 percent per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each January 10 (for the avoidance of doubt, as adjusted pursuant to the Business Day Convention specified

above), commencing on January 10, 2012 and ending on, and including, the Maturity Date.

(d) Interest Period:

Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date; *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date.

For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.

(e) Fixed Rate Day Count Fraction(s):

Actual/Actual (ICMA)

(f) Calculation of Interest Amount:

As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the INR Rate and calculate the Interest Amount with respect to each minimum Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows:

INR 2,375 per minimum Authorized Denomination
divided by
the INR Rate

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

The "INR Rate" means the rate determined by the Calculation Agent that is equal to the USD/INR spot rate at 1:00 p.m. Mumbai

time, expressed as the amount of INR per one USD, for settlement in two Mumbai Business Days, reported on Reuters page RBIB (or such other page or service as may replace any such page for the purposes of displaying the USD/INR reference rate) at or around 1:30 p.m. Mumbai time on the Rate Fixing Date (such date, subject to adjustment as described below).

The "Rate Fixing Date" means the date that is five Mumbai Business Days prior to the applicable Interest Payment Date or Maturity Date. If the scheduled date of the Rate Fixing Date (the "Scheduled Rate Fixing Date") is not a Mumbai Business Day, the Rate Fixing Date will be the first preceding day prior to the Scheduled Rate Fixing Date that is a Mumbai Business Day; *provided* that if the Scheduled Rate Fixing Date is an Unscheduled Holiday, then the Rate Fixing Date will be the first following day that is a Mumbai Business Day. Notwithstanding the preceding sentence, if the Rate Fixing Date has not occurred on or before the fourteenth consecutive day after the Scheduled Rate Fixing Date, then the Rate Fixing Date will be the next day that would have been a Mumbai Business Day but for the Unscheduled Holiday.

"Unscheduled Holiday" means a day that is not a Mumbai Business Day and that the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m., Mumbai time, two Mumbai Business Days prior to the Scheduled Rate Fixing Date.

"Mumbai Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Mumbai.

Fallback Provisions:

Should no USD/INR reference rate appear on Reuters page RBIB (or on such replacement page as described above) on the Rate Fixing Date, then the USD/INR reference rate for such Rate Fixing Date shall be determined by the Calculation Agent by requesting quotations for the mid USD/INR spot foreign exchange rate at or about 1:00 p.m. Mumbai time on the first Mumbai Business Day following the Rate Fixing Date from five banks active in the USD/INR currency and foreign exchange markets (such banks, the "Reference Banks") as selected by the Calculation Agent.

If five or four quotations are provided as requested, the USD/INR reference rate will be the arithmetic mean (rounded to the nearest .01 INR, 0.005 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the USD/INR reference rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Banks active in the USD/INR currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the

USD/INR reference rate acting in good faith in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the USD/INR reference rate is to be so determined.

	(g) Calculation Agent:	See "8. Identity of Calculation Agent" under "Other Relevant Terms"
	(h) Notification:	If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the USD/INR reference rate that appears on Reuters page RBIB (or on such replacement page as described above), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (Notices).
14.	Relevant Financial Center:	Mumbai, London and New York
15.	Relevant Business Day:	Mumbai, London and New York
16.	Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to each Authorized Denomination will be a USD amount calculated by the Calculation Agent with respect to the Maturity Date as follows: Authorized Denomination *divided by* the INR Rate (and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards). Payment of the Redemption Amount will occur on the scheduled Maturity Date or, if later in the event of any such adjustment

described above, on the date that is five Relevant Business Days after the Rate Fixing Date upon which the INR Rate is actually obtained, with no accrued interest payable in respect of any postponement described above.

17. Issuer's Optional Redemption (Condition 6(e)): No

18. Redemption at the Option of the Noteholders (Condition 6(f)): No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9): In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to each Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided*, that for purposes of such determination, the "Rate Fixing Date" shall be the date that is five Mumbai Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (Default).

20. Governing Law: New York

21. Selling Restrictions:

    (a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

    (b) United Kingdom: The Dealer agrees that it has complied and will comply with all applicable provisions of

the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(c) India: The distribution of this Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession this Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. This Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in India (resident or otherwise) or any person regulated in India (such as foreign institutional investors registered with the Securities and Exchange Board of India) as defined under applicable regulations in India, are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such Notes.

(d) General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing: Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream
3.	Syndicated:	No
4.	Commissions and Concessions:	1.375% of the Aggregate Principal Amount
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	057395729
	(b) ISIN:	XS0573957296
7.	Identity of Dealer:	The Toronto-Dominion Bank
8.	Identity of Calculation Agent:	The Toronto-Dominion Bank, Toronto In relation to the Rate Fixing Date, as soon as is reasonably practicable after the determination of the INR Rate in relation thereto, on the date on which the relevant INR Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the INR Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provision for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. Noteholders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

4. Additional Investment Considerations:

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

The Bank will hedge its obligations under the Notes by entering into a swap transaction with an affiliate of the Dealer as swap counterparty. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Dealer or another purchaser might be willing to purchase Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original issue price of the Notes. This is due to a number of factors, including that (i) the potential profit to the secondary market purchaser of the Notes may be incorporated into any offered price and (ii) the cost of funding used to value the Notes in the secondary market is expected to be higher than our actual cost of funding incurred in connection with the issuance of the Notes. In addition, the original issue price of the Notes included, and secondary market prices are likely to exclude, the projected profit that our swap counterparty or its affiliates may realize in connection with this swap. Further, as a result of dealer discounts, mark-ups or other transaction costs, any of which may be significant, the original issue price may differ from values determined by pricing models used by our swap counterparty or other potential purchasers of the Notes in secondary market transactions.

Payment of each Interest Amount and the Redemption Amount will be based on the INR Rate, which is a measure of the rate of exchange between the Indian Rupee and the USD. Currency

exchange rates are volatile and will affect the holder's return. In addition, the government of India can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in India or elsewhere could lead to significant and sudden changes in the exchange rate between the Indian Rupee and the USD.

The Indian Rupee is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the INR Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the INR-USD exchange rate would yield.

INTER-AMERICAN DEVELOPMENT BANK



By: ____________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 381 TRANCHE 4 UNDER THE PROGRAM

May 3, 2011

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's INR 750,000,000 4.75 percent Notes due January 10, 2014 (the "Notes"), as from May 5, 2011 to be consolidated and form a single series with the Bank's INR 6,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 10, 2011 (Tranche 1), the Bank's INR 3,000,000,000 4.75 percent Notes due January 10, 2014 issued on January 14, 2011 (Tranche 2) and the Bank's INR 1,250,000,000 4.75 percent Notes due January 10, 2014 issued on April 7, 2011 (Tranche 3)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on May 5, 2011 (the "Settlement Date"), at an aggregate purchase price of INR 742,324,315.07 (USD 16,734,091.86 at the agreed rate of 44.360 INR per one USD), payable in United States Dollars, and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to

in Section 6(b) of the Standard Provisions, except for the document referred to in sub-paragraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 98.855 percent of the INR 750,000,000.00 principal amount ((INR 741,412,500.00), plus 115 days' accrued interest (INR 11,224,315.07) less a combined management and underwriting fee and selling concession of 1.375 percent of the principal amount (INR 10,312,500.00). For the avoidance of doubt, the Dealer's purchase price after the above adjustment is INR 742,324,315.07 (USD 16,734,091.86 at the agreed rate of 44.360 INR per one USD), and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions, except for the document referred to in sub-paragraph (iii) of

Section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street,
London EC2R 8AP
United Kingdom
Attention: Syndicate & Origination Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are

exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: The distribution of the Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession the Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. The Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in India (resident or otherwise) or any person regulated in India (such as foreign institutional investors registered with the Securities and Exchange Board of India) as defined under applicable regulations in India, are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such notes.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK

By: ______________________

Name:

Title:


Alf Costanzo
Managing Director, Origination & Syndication
The Toronto-Dominion Bank

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________



Name: Edward Bartholomew

Title: Chief Financial Officer and General Manager, Finance Department

DC_LAN01:258181.6